Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., Brookfield Place, 181 Bay Street, Suite 810, Toronto, ON M5J 2T3 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS SOLID THIRD QUARTER FINANCIAL RESULTS;
ISLAND GOLD DELIVERS ANOTHER QUARTER OF PRODUCTION GROWTH

TORONTO, Ontario, Canada, November 5, 2015 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”) delivered another strong quarter of operational and financial results for the three months ended September 30, 2015. The Corporation will host a conference call and webcast on Thursday, November 5, 2015, beginning at 8:30 a.m. Eastern Time (details below). (All amounts are in Canadian dollars, unless otherwise indicated.)

Third Quarter and Recent Highlights

The Corporation delivered another solid quarter of financial and operational results primarily underpinned by the continued strong performance from the Corporation’s cornerstone Island Gold operation in northeastern Ontario.

  Gold production of 23,478 ounces (22,962 ounces sold) at an average realized gold price of $1,482 per ounce (US$1,132), for quarterly revenues of $34.1 million (US$26.1 million).

  Cash costs of $926 per ounce (US$707 per ounce) and All-In-Sustaining Costs (AISC) of $1,311 per ounce (US$1,001 per ounce).

  Island Gold reported another consecutive quarter of production growth with production of 15,076 ounces (14,233 ounces sold) at cash costs of $890 per ounce (US$680 per ounce) and AISC of $1,267 per ounce (US$968 per ounce).

  Operating cash flow (after changes in non-cash working capital) of $0.20 per share (US$0.15 per share).

  Quarterly earnings of $3.3 million (US$2.5 million), or $0.06 per share (US$0.05 per share).

  Reporting a cash balance of $76.5 million (US$57.4 million) as at September 30, 2015.

  Effective September 18, 2015 the Corporation was added to the S&P/TSX SmallCap Index.

  The results of a Preliminary Economic Assessment (PEA) for the Corporation’s cornerstone Island Gold Mine was released on October 28, which highlights the potential to accelerate production and lower AISC.

  In September 2015, Anne Day was appointed to the Richmont executive team as Vice-President, Investor Relations, to lead the strategic execution of the Corporation's global investor relations program.

RICHMONT MINES REPORTS SOLID THIRD QUARTER FINANCIAL RESULTS; ISLAND GOLD DELIVERS ANOTHER QUARTER OF PRODUCTION GROWTH
November 5, 2015

Financial Highlights

			Nine months	Nine months
(in thousands, except per share	Quarter ended	Quarter ended	ended	ended
amounts)	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014
Revenue from mining operations	34,107	34,215	111,869	102,634
Net earnings per share, basic	0.06	0.09	0.19	0.16
Operating cash flow, per share	0.20	0.18	0.63	0.54
Adj. Operating cash flow, per share(1)	0.20	0.23	0.56	0.67
Free cash flow, per share(2)	(0.02)	0.05	0.11	0.17
(1)	Before changes in non-cash working capital.
(2)	Refer to the Non-GAAP performance measures contained in the Third Quarter Management’s Discussion and Analysis.

Operational Highlights

			Nine months	Nine months
	Quarter ended	Quarter ended	ended	ended
	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014
Gold produced (oz)	23,478	24,300	75,651	72,808
Gold sold (oz)	22,962	24,635	75,319	72,837
Cash cost per ounce (CAN$)(1)	926	876	961	948
AISC (CAN$)(1)	1,311	1,074	1,290	1,157
Realized gold price (CAN$)	1,482	1,386	1,482	1,406
Cash cost per ounce (US$)(1)	707	804	763	866
AISC (US$)(1)	1,001	986	1,024	1,057
Realized gold price (US$)	1,132	1,273	1,176	1,285
(1)	Refer to the Non-GAAP performance measures contained in the Third Quarter Management’s Discussion and Analysis.

“We are pleased to report another strong quarter from our cornerstone Island Gold Mine as the operation continues to deliver record production. During the quarter, we remained focused on both operational and strategic initiatives that could unlock the significant potential we see at Island Gold. Supporting that view are the results from the recent PEA on Island Gold, which identifies an opportunity to accelerate production and lower costs. We also see significant exploration potential at Island Gold and have launched two strategic drilling programs designed to test the potential of the main orebody both laterally and at depth, as well as elsewhere on our highly prospective land package.” commented Renaud Adams, CEO. “Richmont remains uniquely positioned with a quality asset base, growing production, decreasing costs, as well as significant exploration potential yet to be realized. Our favorable Canadian dollar exchange rate exposure, growing cash flow streams and our solid balance sheet will continue to support our strategic growth plans going forward.”

RICHMONT MINES REPORTS SOLID THIRD QUARTER FINANCIAL RESULTS; ISLAND GOLD DELIVERS ANOTHER QUARTER OF PRODUCTION GROWTH
November 5, 2015

Island Gold Highlights

			Nine months	Nine months
ISLAND GOLD MINE	Quarter ended	Quarter ended	ended	ended
	Sept. 30/15	Sept. 30/14	Sept. 30/15	Sept. 30/14
Gold produced (oz)	15,076	11,412	40,837	33,232
Gold sold (oz)	14,233	11,231	38,859	33,026
Cash cost per ounce (CAN$)(1)	890	902	1,036	893
AISC (CAN$)(1)	1,267	1,165	1,416	1,113
Realized gold price (CAN$)	1,485	1,388	1,483	1,410
Cash cost per ounce (US$)(1)	680	829	823	816
AISC (US$)(1)	968	1,071	1,125	1,017
Realized gold price (US$)	1,135	1,275	1,177	1,289
Underground tpd	669	621	660	669
Mill tonnes	66,416	61,272	181,785	184,177
Mill tpd	722	666	666	675
Head grade (g/t)	7.27	5.96	7.20	5.81
Recoveries (%)	97.12	97.23	97.01	96.52
Sustaining Costs ($000’S)	5,371	2,951	14,754	7,273
Project and non-sustaining exploration costs ($000’s)	8,234	4,902	18,124	10,139
(1)	Refer to the Non-GAAP performance measures contained in the Third Quarter Management’s Discussion and Analysis.

  Production for the quarter of 15,076 ounces, is a slight increase over the prior quarter and another quarter of consecutive production growth. For the nine-month period the Island Gold Mine produced 40,837 ounces, well in-line to meet the higher-end of annual production guidance levels.

  Cash costs for the quarter decreased by 1% to $890 (US$680) per ounce over the prior year period. For the nine-month period cash costs increased by 16% to $1,036 (US$823) per ounce.

  AISC for the quarter increased by 9% to $1,267 (US$968) per ounce over the prior year period. For the nine-month period AISC increased by 27% to $1,416 (US$1,125) per ounce.

  Underground productivity for the quarter averaged 669 tonnes per day at higher than planned head grades of 7.27 g/t as mining activities continued in the higher-grade Goudreau Zone. During the quarter, efforts continued on the aggressive development of the deep resources of the deposit, with 46% of total ore delivered to the mill from higher cost development ore. It is expected that the lower cost stoping ore will displace development ore over the coming quarters.

  The mill averaged 722 tonnes per day during the quarter, with recoveries of 97%. Mill productivity was slightly lower than the prior quarter as mining activities were transitioning to new resources below the 500 metre level, where long-hole mining from the first mining horizon (above the 635 metre level) began in October.

RICHMONT MINES REPORTS SOLID THIRD QUARTER FINANCIAL RESULTS; ISLAND GOLD DELIVERS ANOTHER QUARTER OF PRODUCTION GROWTH
November 5, 2015

  A planned three week shutdown of the underground mine and a corresponding two week mill shutdown to accommodate a power upgrade was completed in October. The impact of the planned shutdown has been incorporated into the 2015 production guidance. This upgrade of existing infrastructure will support ongoing development plans, productivity enhancement and drilling requirements. With upgrade completed, the capacity of the mill facility has been increased to 900 tonnes per day.

  Development of the main access ramp progressed during the quarter to reach 725 vertical metres, with a target of 860 vertical metres by the end of 2016.

  As of September 30, approximately 77% ($14.8 million) of the planned sustaining costs have been invested and approximately 62% ($18.1 million) of the planned project development costs related to the development of the deeper resource have been invested.

  Results of a PEA on the Island Gold Mine were released October 28th, which highlights the potential to accelerate production and lower AISC. The study considered a phased approach with Phase 1 evaluating only 2.09 million tonnes of the known resources that are located in the most continuous portion of the deposit between the 450 metre and 860 metre levels and excludes the isolated resource blocks and parallel zones outside the main area of interest. The Base Case scenario, using the current productivity level of 800 tonnes per day, estimates production of approximately 78,000 gold ounces per year from 2017 to 2022, at an expected average diluted mined grade of 8.67 g/t.

Beaufor Mine Highlights

			Nine months	Nine months
BEAUFOR MINE	Quarter ended	Quarter ended	ended	ended
	Sept. 30/15	Sept. 30/14	Sept. 30/15	Sept. 30/14
Gold produced (oz)	5,714	5,757	20,759	18,325
Gold sold (oz)	5,919	6,323	21,638	18,166
Cash cost per ounce (CAN$)(1)	974	974	974	949
AISC (CAN$)(1)	1,225	987	1,144	1,035
Realized gold price (CAN$)	1,481	1,384	1,476	1,409
Cash cost per ounce (US$)(1)	744	895	773	868
AISC (US$)(1)	936	907	908	947
Realized gold price (US$)	1,131	1,271	1,171	1,288
Underground tpd	338	359	355	321
Mill tonnes	30,437	30,859	97,102	85,326
Head grade (g/t)	5.93	5.98	6.74	6.83
Recoveries (%)	98.55	96.97	98.60	97.86
Sustaining Costs ($000’S)	1,485	84	3,683	1,567
Project and non-sustaining capital ($000’s)	208	558	208	1,126
(1)	Refer to the Non-GAAP performance measures contained in the Third Quarter Management’s Discussion and Analysis.

RICHMONT MINES REPORTS SOLID THIRD QUARTER FINANCIAL RESULTS; ISLAND GOLD DELIVERS ANOTHER QUARTER OF PRODUCTION GROWTH
November 5, 2015

  Production for the quarter was 5,714 ounces (5,919 ounces sold) and 20,759 ounces (21,638 ounces sold) for the nine month period.

  Cash costs for the quarter were unchanged $974 (US$744) per ounce over the prior year period. For the nine-month period cash costs increased by 3% to $974 (US$773) per ounce.

  AISC for the quarter increased by 24% to $1,225 (US$936) per ounce over the prior year period. For the nine-month period AISC increased by 11% to $1,144 (US$908) per ounce.

  Development of the Q Zone advanced during the quarter with a target of reaching the mineralized structure by early 2016.

  As of September 30, approximately 45% ($3.7 million) of the planned sustaining costs had been invested.

Monique Mine Highlights

			Nine months	Nine months
MONIQUE MINE	Quarter ended	Quarter ended	ended	ended
	Sept. 30/15	Sept. 30/14	Sept. 30/15	Sept. 30/14
Gold produced (oz)	2,688	7,131	14,055	16,351
Gold sold (oz)	2,810	6,843	14,822	16,716
Cash cost per ounce (CAN$)(1)	1,005	753	745	1,042
AISC (CAN$)(1)	1,020	790	762	1,085
Realized gold price (CAN$)	1,471	1,383	1,487	1,396
Cash cost per ounce (US$)(1)	768	692	592	953
AISC (US$)(1)	779	726	605	992
Realized gold price (US$)	1,124	1,270	1,180	1,276
Mill tonnes	52,987	82,775	178,751	197,562
Head grade (g/t)	1.64	2.77	2.53	2.67
Recoveries (%)	96.16	96.66	96.71	96.28
(1)	Refer to the Non-GAAP performance measures contained in the Third Quarter Management’s Discussion and Analysis.

  Milling of the lower-grade stockpiled ore for the quarter produced 2,688 ounces (2,810 ounces sold), a decrease over the same quarter in 2014 when the mine was in operation. The processing of the lower grade stockpile will be completed by the latter part of the fourth quarter as planned.

  Cash costs for the quarter increased by 33% to $1,005 (US$768) per ounce over the prior year period. For the nine-month period cash costs decreased by 29% to $745 (US$592) per ounce.

  AISC for the quarter increased by 29% to $1,020 (US$745) per ounce over the prior year period. For the nine-month period AISC decreased by 30% to $762 (US$605) per ounce.

RICHMONT MINES REPORTS SOLID THIRD QUARTER FINANCIAL RESULTS; ISLAND GOLD DELIVERS ANOTHER QUARTER OF PRODUCTION GROWTH
November 5, 2015

Exploration Highlights

  On September 10, the Corporation announced a 23,000 metre deep directional drilling program for the highly prospective Island Gold property to test the down plunge extension of the deposit where the Corporation previously reported an intercept of 19.87 g/t over 3.93 metres at a depth of 1,200 metres.
  Drilling was initiated in early October.

  On September 16, the Corporation announced an update on the 20,000 metre surface exploration drilling campaign on the Island Gold Mine property. The drilling program was designed to test the east and west extensions of the Island Gold deposit along strike as well as new deposits within the regional Goudreau shear zone.

Financial Statements and Management’s Discussion and Analysis
The financial statements and related Management’s Discussion and Analysis can be found on the Corporation’s website at www.richmont-mines.com or under the Company’s profile on www.sedar.com and with the Securities and Exchange Commission at www.sec.gov/edgar.shtml.

Webcast and Conference Call
A webcast and conference call will be held on Thursday, November 5, 2015 starting at 8:30 a.m. Eastern Time. Senior management will be on the call to discuss the results.

Conference Call Access

·	International & Toronto:	1-416-764-8688
·	Canada & U.S. Toll Free:	1-888-390-0546

Please ask to be placed into the Richmont Mines 2015 Third Quarter Results Conference Call.

Conference Call Live Webcast
The conference call will be broadcast live on the internet via webcast. To access the webcast, please follow this link: http://event.on24.com/r.htm?e=1081135&s=1&k=58BD2462ECC006742D50A5E1D3810C03.

About Richmont Mines Inc.
Richmont Mines has produced over 1.5 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 25 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT MINES REPORTS SOLID THIRD QUARTER FINANCIAL RESULTS; ISLAND GOLD DELIVERS ANOTHER QUARTER OF PRODUCTION GROWTH
November 5, 2015

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The Reserve and Resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

For more information, please contact:

Renaud Adams, President and CEO	Anne Day, Vice-President, Investor Relations
RICHMONT MINES INC.	RICHMONT MINES INC.
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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